Exhibit 99.3

Execution Version

FOURTH AMENDMENT
TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT

THIS FOURTH AMENDMENT TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT (the Fourth Amendment) is executed by the parties hereto as of the 13th day of May, 2020.

AMONG:	COLLIERS INTERNATIONAL GROUP INC., as Canadian Borrower (the Canadian Borrower)

AND:	COLLIERS INTERNATIONAL HOLDINGS (USA), INC., as U.S. Borrower (the US Borrower)

AND:	GLOBESTAR LIMITED, as a UK Borrower (Globestar)

AND:	COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, as a UK Borrower (EMEA Holdings)

AND:	COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, as Australian Borrower (the Australian Borrower, and together with the Canadian Borrower, the US Borrower, Globestar, EMEA Holdings, collectively, the Borrowers)

AND:	The Subsidiaries named on the execution pages hereof, as Guarantors (the Guarantors)

AND:	The banks named on the execution pages hereof, as Lenders (collectively, the Lenders and each individually the Lender)

AND:	Toronto Dominion (Texas) LLC, as the U.S. administration agent (the U.S. Agent)

AND:	THE TORONTO-DOMINION BANK, LONDON BRANCH, as European administration agent (the European Agent)

AND:	HSBC BANK AUSTRALIA LIMITED, as Australian administration agent (the Australian Agent)

AND:	The Toronto-Dominion Bank, as the administration agent, as the collateral agent and as the Canadian administration agent (in its capacity as the collateral agent, the Collateral Agent, in its capacity as the administration agent, the Administration Agent and in its capacity as the Canadian administration agent, the Canadian Agent).

WHEREAS the Borrowers, the Guarantors, the Lenders, the Administration Agent, the Collateral Agent, Canadian Agent, the U.S. Agent, the European Agent, the Australian Agent (collectively, the Agents), TD Securities, as Sole Lead Arranger and Sole Bookrunner, Bank of Montreal and HSBC Bank Canada, as Syndication Agents, JPMorgan Chase Bank, N.A., Mizuho Bank, Ltd. and U.S. Bank, National Association, as Documentation Agents, among others, have entered into a second amended and restated credit agreement dated April 19, 2018, as amended by a first amendment to second amended and restated credit agreement dated as of April 4, 2019, a second amendment to second amended and restated credit agreement dated as of September 13, 2019 and a third amendment to second amended and restated credit agreement dated as of March 27, 2020 (the Existing Credit Agreement, and as amended by this Fourth Amendment and as may be further amended, restated, amended and restated, supplemented, replaced and otherwise modified from time to time, the Credit Agreement);

AND WHEREAS the Borrowers, the Agents and the Lenders have agreed to amend certain provisions of the Existing Credit Agreement (collectively, the Amendments), but only to the extent and subject to the provisions set forth in this Fourth Amendment;

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AND WHEREAS in accordance with Section 13.8 of the Credit Agreement, the Amendments require the consent and approval of the Majority Lenders;

NOW THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

Article 1 – INTERPRETATION

1.1          Capitalized terms referred to and not defined herein shall have the meanings ascribed thereto in the Credit Agreement.

1.2          Each of the Borrowers and each of the Guarantors agrees that the recitals form an integral part of this Fourth Amendment.

Article 2 – AMENDMENTS

2.1          With effect as of the Amendment Effective Date (as defined herein), Section 1.1 of the Existing Credit Agreement is hereby amended by adding the following new definitions in the appropriate alphabetical order:

““CDOR Scheduled Unavailability Date” has the meaning attributed thereto in Section 4.13(a)(iii).

“CDOR Successor Rate” has the meaning ascribed thereto in Section 4.13(a).

“LIBO Successor Rate” has the meaning ascribed thereto in Section 4.14(a).

“LIBOR Scheduled Unavailability Date” has the meaning ascribed thereto in Section 4.14(a)(iii).

“LIBOR Screen Rate” has the meaning ascribed thereto in Section 4.14(a)(i).

“Pricing Ratio” means, at any time, the quotient obtained by dividing (a) the sum of Total Debt plus Convertible Debentures (as numerator) by (b) Consolidated EBITDA (as denominator), for the purpose of this ratio, calculated on the basis of the immediately preceding four consecutive Quarters so as to include all Persons that have become Subsidiaries during the relevant periods in a manner permitted by the terms of this Agreement, with EBITDA from Acquisition Entities to be included in the calculations by using the trailing 12 month EBITDA for the Acquisition Entity or entities and so as to exclude the EBITDA of a former Subsidiary that ceased being a Subsidiary during the previous four Quarters; in addition, the Consolidated EBITDA may be adjusted to include Normalizing Adjustments; provided that such adjustments shall only be made if (i) the Canadian Borrower has provided to the Canadian Agent details of such Normalizing Adjustments following the completion of the acquisition of such Acquisition Entity, and (ii) the Canadian Agent has not provided written notice to the Canadian Borrower within 15 Business Days of the receipt by the Canadian Agent of such details that the Majority Lenders do not so consent to the Normalizing Adjustments.”

2.2          With effect as of the Amendment Effective Date, the definition of “Applicable Margin” appearing in Section 1.1 of the Existing Credit Agreement is hereby amended by (i) adding the phrase “, determined in accordance with the Pricing Ratio” immediately following the phrase “per annum”, and (ii) deleting the pricing grid appearing therein in its entirety and substituting the following therefor:

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	1. Pricing Ratio	2. Pricing Ratio	3. Pricing Ratio	4. Pricing Ratio	5. Pricing Ratio	6. Pricing Ratio
	Ratio <1.5:1	Ratio of ≥1.5:1 but <2: 1	Ratio of ≥2:1 but <2.5: 1	Ratio of ≥2.5:1 but <3:1	Ratio of ≥3:1 but < 3.5	Ratio of ≥ 3.5:1
Canadian Prime Rate Margin	0.25%	0.50%	0.75%	1.00%	1.50%	2.00%
U.S. Base Rate Margin	0.25%	0.50%	0.75%	1.00%	1.50%	2.00%
U.S. Prime Rate Margin	0.25%	0.50%	0.75%	1.00%	1.50%	2.00%
Australian Base Rate Margin	0.25%	0.50%	0.75%	1.00%	1.50%	2.00%
Acceptance Fee	1.25%	1.50%	1.75%	2.00%	2.50%	3.00%
Libor Margin	1.25%	1.50%	1.75%	2.00%	2.50%	3.00%
Australian Bank Bill Rate Margin	1.25%	1.50%	1.75%	2.00%	2.50%	3.00%
Letter of Credit Fee	1.25%	1.50%	1.75%	2.00%	2.50%	3.00%
Commitment Fees	0.25%	0.30%	0.35%	0.40%	0.50%	0.60%
Changes in the Applicable Margins become effective in accordance with Section 4.11.

2.3          With effect as of the Amendment Effective Date, clause (iv) of the definition of “Convertible Debentures” appearing in Section 1.1 of the Existing Credit Agreement is hereby amended by adding the phrase “at the time of issuance of such debentures or notes” immediately following the phrase “Final Maturity Date” appearing therein.

2.4          With effect as of the Amendment Effective Date, the definition of “Total Debt” appearing in Section 1.1 of the Existing Credit Agreement is hereby amended by deleting the reference to “U.S.$100,000,000” and substituting “U.S.$250,000,000” therefor.

2.5          With effect as of the Amendment Effective Date, Article 4 of the Existing Credit Agreement is hereby amended by (i) adding a new Section 4.13 immediately following Section 4.12 thereof, and (ii) adding a new Section 4.14 immediately following Section 4.13 thereof, as follows:

“4.13 CDOR Discontinuation

(a)	If the Administration Agent determines (which determination shall be conclusive absent manifest error), or the Borrowers or the Majority Lenders notify the Administration Agent that the Borrowers or Majority Lenders (as applicable) have determined that:

(i)	adequate and reasonable means do not exist for ascertaining CDOR Rate, including because the Reuters Screen CDOR Page is not available or published on a current basis for the applicable Interest Period and such circumstances are unlikely to be temporary;

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(ii)	the administrator of the CDOR Rate or a Governmental Authority having jurisdiction has made a public statement identifying a specific date after which CDOR Rate will permanently or indefinitely cease to be made available or permitted to be used for determining the interest rate of loans;

(iii)	a Governmental Authority having jurisdiction over the Administration Agent has made a public statement identifying a specific date after which CDOR Rate shall no longer be permitted to be used for determining the interest rate of loans (each such specific date in clause (ii) above and in this clause (iii) a “CDOR Scheduled Unavailability Date”); or

(iv)	syndicated loans currently being executed, or that include language similar to that contained in this Section 4.13, are being executed or amended (as applicable) to incorporate or adopt a new benchmark interest rate to replace the CDOR Rate, then reasonably promptly after such determination by the Administration Agent or receipt by the Administration Agent of such notice, as applicable, the Administration Agent and the Borrowers may mutually agree upon a successor rate to the CDOR Rate, and the Agent and the Borrowers may amend this Agreement to replace the CDOR Rate with an alternate benchmark rate (including any mathematical or other adjustments to the benchmark (if any) incorporated therein ), giving due consideration to any evolving or then existing convention for similar Canadian Dollars denominated syndicated credit facilities for such alternative benchmarks (any such proposed rate, a “CDOR Successor Rate”), together with any proposed CDOR Successor Rate conforming changes and any such amendment shall become effective at 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the Administration Agent shall have posted such proposed amendment to all Lenders and the Borrowers unless, prior to such time, Lenders comprising the Majority Lenders have delivered to the Agent written notice that such Majority Lenders do not accept such amendment.

(b)	If no CDOR Successor Rate has been determined and the circumstances under clause 4.13(a)(i) above exist or a CDOR Scheduled Unavailability Date has occurred (as applicable), the Administration Agent will promptly so notify the Borrowers and each Lender. Thereafter, the obligation of the Lenders to make or maintain Bankers’ Acceptances and BA Equivalent Loans, shall be suspended (to the extent of the affected Bankers’ Acceptances, BA Equivalent Loans, or Interest Periods). Upon receipt of such notice, a Borrower may revoke any pending request for an Advance of, conversion to or rollover of Bankers’ Acceptances or BA Equivalent Loans, (to the extent of the affected Bankers’ Acceptances, BA Equivalent Loans, or Interest Periods) or, failing that, will be deemed to have converted such request into a request for an Advance of Canadian Prime Rate Loans (subject to the foregoing clause (a)) in the amount specified therein.

(c)	Notwithstanding anything else herein, any definition of the CDOR Successor Rate (exclusive of any margin) shall provide that in no event shall such CDOR Successor Rate be less than zero for the purposes of this Agreement. In addition, the CDOR Rate shall not be included or referenced in the definition of Canadian Prime Rate.

4.14       LIBOR Discontinuation

(a)	If the Administration Agent determines (which determination shall be conclusive absent manifest error), or the Borrowers or the Majority Lenders notify the Administration Agent that the Borrowers or Majority Lenders (as applicable) have determined that:

(i)	adequate and reasonable means do not exist for ascertaining LIBOR, including because the “LIBOR01 Page” of the Reuters Money Rates Service (or any successor source from time to time for such rate) (the “LIBOR Screen Rate”) is not available or published on a current basis for an Advance in the applicable currency or for the applicable Interest Period and such circumstances are unlikely to be temporary;

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(ii)	the administrator of the LIBOR Screen Rate or a Governmental Authority having jurisdiction over the administrator of the LIBOR Screen Rate has made a public statement identifying a specific date after which the LIBOR Screen Rate will permanently or indefinitely cease to be made available or permitted to be used for determining the interest rate of loans;

(iii)	a Governmental Authority having jurisdiction over the Administration Agent has made a public statement identifying a specific date after which LIBOR or the LIBOR Screen Rate shall no longer be permitted to be used for determining the interest rate of loans (each such specific date in clause (ii) above and in this clause (iii) a “LIBOR Scheduled Unavailability Date”); or

(iv)	syndicated loans currently being executed, or that include language similar to that contained in this Section 4.14, are being executed or amended (as applicable) to incorporate or adopt a new benchmark interest rate to replace LIBOR, then reasonably promptly after such determination by the Administration Agent or receipt by the Administration Agent of such notice, as applicable, the Administration Agent and the Borrowers may mutually agree upon a successor rate to LIBOR, and the Administration Agent and the Borrowers may amend this Agreement to replace LIBOR with an alternate benchmark rate (including any mathematical or other adjustments to the benchmark (if any) incorporated therein), giving due consideration to any evolving or then existing convention for similar Canadian Dollars or United States Dollars denominated syndicated credit facilities for such alternative benchmarks (any such proposed rate, a “LIBO Successor Rate”), together with any proposed LIBO Successor Rate conforming changes and any such amendment shall become effective at 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the Administration Agent shall have posted such proposed amendment to all Lenders and the Borrowers unless, prior to such time, Lenders comprising the Majority Lenders have delivered to the Administration Agent written notice that such Majority Lenders do not accept such amendment.

(b)	If no LIBO Successor Rate has been determined and the circumstances under clause 4.14(a)(i) above exist or a LIBOR Scheduled Unavailability Date has occurred (as applicable), the Administration Agent will promptly so notify the Borrowers and each Lender. Thereafter, the obligation of the Lenders to make or maintain Libor Loans shall be suspended (to the extent of the affected Libor Loans or Interest Periods). Upon receipt of such notice, a Borrower may revoke any pending request for an Advance of, conversion to or rollover of Libor Loans (to the extent of the affected Libor Loans or Interest Periods) or, failing that, will be deemed to have converted such request into a request for an Advance of U.S. Base Rate Loans (subject to the foregoing clause (ii)) in the amount specified therein.

(c)	Notwithstanding anything else herein, any definition of the LIBO Successor Rate (exclusive of any margin) shall provide that in no event shall such LIBO Successor Rate be less than zero for the purposes of this Agreement.

2.6       With effect as of the Amendment Effective Date, Section 10 of Schedule “G” of the Existing Credit Agreement is hereby amended by deleting the phrase “a Total Debt/Consolidated EBITDA Ratio of _________” in its entirety and substituting “the Pricing Ratio” therefor.

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Article 3 – FEES AND COSTS

3.1          In consideration of the Administration Agent and each of the Lenders party hereto (each, a Consenting Lender) entering into this Fourth Amendment, the Borrowers hereby agree to pay to the Administration Agent, for the account of each Consenting Lender (in each case pro rata according to the respective Commitment of such Consenting Lender), an amendment fee (the Amendment Fee) equal to [REDACTED] basis points on such Consenting Lender’s existing Commitment, which Amendment Fee shall be non-refundable and fully earned and paid upon the execution of this Fourth Amendment and which Amendment Fee may be charged as a Borrowing and be added to and form part of the Obligations.

3.2          All costs incurred by the Agent in preparing this Fourth Amendment (including all legal fees incurred by the Administration Agent) shall be on the account of the Borrowers, and shall form part of the Obligations. The Borrowers hereby authorize the Administration Agent to debit any accounts it may have with the Administration Agent in an amount equal to such costs.

Article 4 – CONDITIONS TO EFFECTIVENESS

4.1          This Fourth Amendment shall become effective upon the satisfaction of the following conditions precedent in form and substance satisfactory to the Administration Agent (the date and fulfillment of such conditions being herein referred to as the Amendment Effective Date):

(a)	delivery to the Administration Agent of a fully executed copy of this Fourth Amendment, dated the Amendment Effective Date, as executed by the Borrowers, the Guarantors, the Agents and the Lenders;

(b)	the Administration Agent being satisfied that all representations and warranties contained in Article 8 of the Credit Agreement shall remain true and correct in all material respects (except such representations and warranties that are qualified as to materiality, which shall be true and correct in all respects) following this Fourth Amendment; and

(c)	receipt by the Administration Agent of the Amendment Fee.

Article 5 – REPRESENTATIONS AND WARRANTIES

5.1          Each Borrower and each Guarantor warrants and represents to the Agents and the Lenders that the following statements are true, correct and complete:

(a)	Authorization, Validity, and Enforceability of this Fourth Amendment. Each Borrower and each Guarantor has the corporate power and authority to execute and deliver this Fourth Amendment and to perform its obligations under the Credit Agreement, as amended by this Fourth Amendment. Each Borrower and each Guarantor has taken all necessary corporate action (including, without limitation, obtaining approval of its shareholders if necessary) to authorize its execution and delivery of this Fourth Amendment and the performance of the Credit Agreement. This Fourth Amendment has been duly executed and delivered by each Borrower and each Guarantor and this Fourth Amendment and the Credit Agreement constitute the legal, valid and binding obligations of each Borrower and each Guarantor, enforceable against each of them in accordance with their respective terms without defence, compensation, setoff or counterclaim. Each Borrower’s and each Guarantor’s execution and delivery of this Fourth Amendment and the performance by each Borrower and each Guarantor of the Credit Agreement do not and will not conflict with, or constitute a violation or breach of, or constitute a default under, or result in the creation or imposition of any Lien upon the property of any Borrower or any Guarantor by reason of the terms of (a) any contract, mortgage, hypothec, Lien, lease, agreement, indenture, or instrument to which any Borrower or any Guarantor is a party or which is binding on any of them, (b) any requirement of law applicable to any Borrower or any Guarantor, or (c) the certificate or articles of incorporation or amalgamation or association or bylaws or memorandum of association of any Borrower or any Guarantor.

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(b)	Governmental Authorization. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any governmental authority or other person is necessary or required in connection with the execution, delivery or performance by, or enforcement against each Borrower and each Guarantor of this Fourth Amendment or the Credit Agreement except for such as have been obtained or made and filings required in order to perfect and render enforceable the Collateral Agent’s Liens.

(c)	Incorporation of Representations and Warranties from Credit Agreement. The representations and warranties contained in Article 8 of the Credit Agreement and the other Loan Documents are and will be true, correct and complete in all material respects on and as of the Amendment Effective Date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case they were true, correct and complete in all material respects on and as of such earlier date.

(d)	Absence of Default. No event has occurred and is continuing or will result from the consummation of the transactions contemplated by this Fourth Amendment that would constitute a Default or an Event of Default.

(e)	No Other Amendment. Except to the extent set forth herein no additional amendment, consent or waiver of any other term, condition, covenant, agreement or any other aspect of the Credit Agreement is intended or implied and except as covered by this Fourth Amendment, no other aspect of the covenants referred to herein is amended or waived, including without limitation for any other period or circumstance, and no such amendment, waiver or consent is intended or implied.

Article 6 – MISCELLANEOUS

6.1          Each Borrower and each Guarantor (i) reaffirms its Obligations under the Credit Agreement and the other Loan Documents to which it is a party, and (ii) agrees that the Credit Agreement and the other Loan Documents to which it is a party remain in full force and effect, except as amended hereby, and are hereby ratified and confirmed. The Guarantors (i) consent to and approve the execution and delivery of this Fourth Amendment by the parties hereto, (ii) agree that this Fourth Amendment does not and shall not limit or diminish in any manner the obligations of the Guarantors under their guarantees (collectively, the Guarantees) and that such obligations would not be limited or diminished in any manner even if such Guarantors had not executed this Fourth Amendment, (iii) agree that this Fourth Amendment shall not be construed as requiring the consent of such Guarantors in any other circumstance, (iv) reaffirm each of their obligations under the Guarantees and the other Loan Documents to which they are a party, and (v) agree that the Guarantees and the other Loan Documents to which they are a party remain in full force and effect and are hereby ratified and confirmed.

6.2          Except to the extent specifically set forth in this Fourth Amendment, nothing contained in this Fourth Amendment or any other communication between the Collateral Agent and/or the Lenders and the Borrowers (or any Guarantor) shall be a waiver of any other present or future violation, Default or Event of Default under the Credit Agreement or any other Loan Document (collectively, Other Violations). Similarly, nothing contained in this Fourth Amendment shall directly or indirectly in any way whatsoever either (i) impair, prejudice or otherwise adversely affect the Collateral Agent’s or the Lenders’ right at any time to exercise any right, privilege or remedy in connection with the Credit Agreement or any other Loan Document with respect to any Other Violations (including, without limiting the generality of the foregoing, in respect of the non-conformity to any representation, warranty or covenant contained in any Loan Document), (ii) except as specifically provided in Article 2 hereof, amend or alter any provision of the Credit Agreement or any other Loan Document or any other contract or instrument, or (iii) constitute any course of dealing or other basis for altering any obligation of any Borrower or any Guarantor under the Loan Documents or any right, privilege or remedy of the Agents or the Lenders under the Credit Agreement or any other Loan Document or any other contract or instrument with respect to Other Violations. Nothing in this Fourth Amendment shall be construed to be a consent by any Agent or the Lenders to any Other Violations.

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6.3          This Fourth Amendment will not discharge or constitute novation of any debt, obligation, covenant or agreement contained in the Credit Agreement or any of the documents or security delivered pursuant thereto but same shall remain in full force and effect save to the extent same are amended by the provisions of this Fourth Amendment.

6.4          All reasonable expenses of the Administration Agent in connection with this Fourth Amendment and the related documentation, including all reasonable legal fees and disbursements incurred by the Administration Agent, shall be for the account of the Borrowers.

6.5          This Fourth Amendment enures to the benefit of and binds the parties and their respective successors and permitted assigns.

6.6          Each party shall from time to time promptly execute and deliver all further documents and take all further action necessary to give effect to the provisions and intent of this Fourth Amendment.

6.7          This Fourth Amendment may be executed and delivered in one or more counterparts, including by way of facsimile, or electronically, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

6.8          This Fourth Amendment shall be interpreted and the rights and liabilities of the parties hereto shall be determined in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[Signature pages commence on the following page]

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IN WITNESS WHEREOF, the parties hereto have caused this Fourth Amendment to Credit Agreement to be executed as of the date first above written.

COLLIERS INTERNATIONAL GROUP INC., as Canadian Borrower

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: VP, Legal Counsel & Corporate Secretary

I have the authority to bind the Corporation

COLLIERS INTERNATIONAL HOLDINGS (USA), INC., as U.S. Borrower

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary

I have the authority to bind the Corporation

GLOBESTAR LIMITED, as a UK Borrower

Per:	<Signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director

I have the authority to bind the Company

COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, as a UK Borrower

Per:	<Signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director

I have the authority to bind the Company

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

Executed by Colliers International Holdings (Australia) Limited ACN 008 178 238 as Australian Borrower in accordance with section 127 of the Corporations Act 2001:

<Signed> Robert Wall	<Signed> John Kenny
~~Director~~/company secretary	Director

ROBERT WALL	JOHN KENNY
Name of director/company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

COLLIERS MACAULAY NICOLLS INC., as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary

I have the authority to bind the Corporation

COLLIERS INTERNATIONAL USA, LLC, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary

I have the authority to bind the Company

CIVAS HOLDINGS, LLC, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary

I have the authority to bind the Company

COLLIERS INTERNATIONAL WA, LLC, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary

I have the authority to bind the Company

COLLIERS INTERNATIONAL REAL ESTATE MANAGEMENT SERVICES (AZ), LLC, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary

I have the authority to bind the Company

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

COLLIERS INTERNATIONAL CA, LLC, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary

I have the authority to bind the Company

COLLIERS INTERNATIONAL GREATER LOS ANGELES, LLC as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary

I have the authority to bind the Company

COLLIERS INTERNATIONAL VALUATION & ADVISORY SERVICES, LLC, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary

I have the authority to bind the Company

FS WILLIAMS ACQUISITIONCO LLC, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary

I have the authority to bind the Company

COLLIERS PARRISH INTERNATIONAL, INC., as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary

I have the authority to bind the Corporation

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

Executed by COLLIERS INTERNATIONAL (NSW) PTY LIMITED ACN 001 401 681 as a Guarantor in accordance with section 127 of the Corporations Act 2001:

<Signed> Robert Wall	<Signed> John Kenney
~~Director~~/company secretary	Director

ROBERT WALL	JOHN KENNEY
Name of director/company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

Executed by COLLIERS INTERNATIONAL (VICTORIA) PTY LTD ACN 005 032 940 as a Guarantor in accordance with section 127 of the Corporations Act 2001:

<Signed> Robert Wall	<Signed> John Marasco
Director/company secretary	Director

ROBERT WALL	JOHN MARASCO
Name of director/company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

COLLIERS INTERNATIONAL NEW ZEALAND LIMITED, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary

I have the authority to bind the Company

COLLIERS INTERNATIONAL GERMANY HOLDING GMBH, as a Guarantor

Per:	<Signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Managing Director

I have the authority to bind the Company

COLLIERS MACAULAY NICOLLS (CYPRUS) LIMITED, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Authorized Signatory

I have the authority to bind the Company

COLLIERS INTERNATIONAL HOLDINGS LIMITED, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Director

I have the authority to bind the Company

COLLIERS INTERNATIONAL CONSULTANTS LIMITED, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Director

I have the authority to bind the Company

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

COLLIERS INTERNATIONAL (HONG KONG) LIMITED, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Director

I have the authority to bind the Company

Signed by a director of GLOBESTAR LIMITED for and on behalf of, and as corporate member of, COLLIERS INTERNATIONAL PROPERTY ADVISERS UK LLP, as a Guarantor

Per:	<Signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director

I have the authority to bind the Company

COLLIERS INTERNATIONAL PROPERTY CONSULTANTS LIMITED, as a Guarantor

Per:	<Signed> Anthony Horrell
Name: Anthony Horrell
Title: Director

I have the authority to bind the Company

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

COLLIERS INTERNATIONAL FINLAND GROUP OY, as a Guarantor

Per:	<Signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director

I have the authority to bind the Company

COLLIERS INTERNATIONAL FINLAND OY, as a Guarantor

Per:	<Signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director

I have the authority to bind the Company

COLLIERS INTERNATIONAL FINLAND HOLDINGS OY, as a Guarantor

Per:	<Signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director

I have the authority to bind the Company

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

COLLIERS INTERNATIONAL PROPERTY CONSULTANTS (SHANGHAI) CO. LTD., as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Authorized Signatory

I have the authority to bind the Company

COLLIERS INTERNATIONAL FINCO (CANADA) INC., as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Authorized Signatory

I have the authority to bind the Corporation

COLLIERS INVESTMENT MANAGEMENT HOLDINGS, Inc., as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Authorized Signatory

I have the authority to bind the Corporation

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

Colliers International EMEA FINCO PLC

Per:	<Signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director

I have the authority to bind the Company

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

Colliers International REMS US, LLC

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary

I have the authority to bind the Company

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

THE TORONTO-DOMINION BANK, as Administration Agent, Collateral Agent and Canadian Administration Agent

Per:	<Signed Neda Heidapour
Name: Neda Heidapour
Title: Loan Syndication - Agency

Draw Requests, Conversion Requests, Repayment Notices [REDACTED]

All Other Notices [REDACTED]

TORONTO DOMINION (TEXAS) LLC, as U.S. Administration Agent

Per:	<Signed> Hughroy Enniss
Name: Hughroy Enniss
Title: Authorized Signatory

THE TORONTO-DOMINION BANK, London Branch, as European Agent

Per:	<Signed> Philip Bates
Name: Philip Bates
Title: MD & Head European Corporate Banking

HSBC BANK AUSTRALIA LIMITED, as Australian Agent
Per:	<Signed> Craig Greenwood
Name: Craig Greenwood
Title: State Manager, NSW

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS

THE TORONTO-DOMINION BANK

Per:	<Signed> Tim Thomas
Name: Tim Thomas
Title: Managing Director

Per:	<Signed> Andrew Rytel
Name: Andrew Rytel
Title: Vice President
Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

JPMORGAN CHASE BANK, N.A., Toronto Branch

Per:	<Signed> Jeffrey Coleman
Name: Jeffrey Coleman
Title: Executive Director
Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

BANK OF MONTREAL

Per:	<Signed> Sean P. Gallaway
Name: Sean P. Gallaway
Title:
Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

HSBC BANK CANADA

Per:	<Signed> Jesse Macmasters
Name: Jesse Macmasters
Title: Head of Large Corporate - Ontario

Per:	<Signed> Simon Tobin
Name: Simon Tobin
Title: Director, Large Corporate Banking
Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	<Signed> Steve Holyman
Name: Steve Holyman
Title: Managing Director

Per:	<Signed> Katherine Hogg
Name: Katherine Hogg
Title: Associate Director
Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch
Per:	<Signed> Sanaa Khatri-Ahmed
Name: Sanaa Khatri-Ahmed
Title: Senior Vice-President
Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	<Signed> Sophia Soofi
Name: Sophia Soofi
Title: Executive Director

Per:	<Signed> Stephen Redding
Name: Stephen Redding
Title: Managing Director
Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	<Signed> Gavin Virgo
Name: Gavin Virgo
Title: Vice President

Per:	<Signed> David Torrey
Name: David Torrey
Title: Managing Director

Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

U.S. BANK NATIONAL ASSOCIATION, Canada Branch

Per:	<Signed> James F. Cooper
Name: James F. Cooper
Title: Sr. V/President
Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch

Per:	<Signed> Marc-Philippe Piche
Name: Marc-Philippe Piche
Title: Managing Director

Per:
Name:
Title:

Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

MIZUHO BANK, LTD.

Per:	<Signed> Deborah Cullen
Name: Deborah Cullen
Title: Director

Per:
Name:
Title:

Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

U.S. LENDERS

the TORONTO-DOMINION BANK, NEW YORK Branch

Per:	<Signed> Hughroy Enniss
Name: Hughroy Enniss
Title: Authorized Signatory

Per:
Name:
Title:
Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

JPMORGAN CHASE BANK, N.A.

Per:	<Signed> Lisa Whatley
Name: Lisa Whatley
Title: Managing Director
Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

BANK OF MONTREAL, Chicago Branch

Per:	<Signed> Andrew Berryman
Name: Andrew Berryman
Title: Vice President
Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

HSBC BANK CANADA

Per:	<Signed> Jesse Macmasters
Name: Jesse Macmasters
Title: Head of Large Corporate – Ontario

Per:	<Signed> Simon Tobin
Name: Simon Tobin
Title: Director, Large Corporate Banking
Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	<Signed> Steve Holyman
Name: Steve Holyman
Title: Managing Director

Per:	<Signed> Katherine Hogg
Name: Katherine Hogg
Title: Associate Director
Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch
Per:	<Signed> Sanaa Khatri-Ahmed
Name: Sanaa Khatri-Ahmed
Title: Senior Vice-President
Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	<Signed> Sophia Soofi
Name: Sophia Soofi
Title: Executive Director

Per:	<Signed> Stephen Redding
Name: Stephen Redding
Title: Managing Director

Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	<Signed> Gavin Virgo
Name: Gavin Virgo
Title: Vice President

Per:	<Signed> David Torrey
Name: David Torrey
Title: Managing Director

Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

U.S. BANK NATIONAL ASSOCIATION

Per:	<Signed> James F. Cooper
Name: James F. Cooper
Title: Sr. V/President
Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch

Per:	<Signed> Marc-Philippe Piche
Name: Marc-Philippe Piche
Title: Managing Director

Per:
Name:
Title:

Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

US LENDERS CONT’D

MIZUHO BANK, LTD.

Per:	<Signed> Deborah Cullen
Name: Deborah Cullen
Title: Director

Per:
Name:
Title:

Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

UK LENDERS

THE toronto-dominion BANK, London Branch

Per:	<Signed> Philip Bates
Name: Philip Bates
Title: MD & Head European Corporate Banking

Per:
Name:
Title:
Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

JPMORGAN CHASE BANK, N.A.

Per:	<Signed> Lisa Whatley
Name: Lisa Whatley
Title: Managing Director
Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

BANK OF MONTREAL, London Branch

Per:	<Signed> Tom Woolgar
Name: Tom Woolgar
Title: MD

Per:	<Signed> Scott Matthews
Name: Scott Matthews
Title: MD

Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

HSBC BANK plc

Per:	<Signed> Adam Mahmoud
Name: Adam Mahmoud
Title: Relationship Director, International Subsidiary Banking

Per:
Name: Simon Addis
Title: Director, International Subsidiary Banking
Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	<Signed> Steve Holyman
Name: Steve Holyman
Title: Managing Director

Per:	<Signed> Katherine Hogg
Name: Katherine Hogg
Title: Associate Director

Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch
Per:	<Signed> Sanaa Khatri-Ahmed
Name: Sanaa Khatri-Ahmed
Title: Senior Vice-President
Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	<Signed> Gavin Vigo
Name: Gavin Virgo
Title: Vice President

Per:	<Signed> David Torrey
Name: David Torrey
Title: Managing Director

Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch

Per:	<Signed> Marc-Philippe Piche
Name: Marc-Philippe Piche
Title: Managing Director

Per:
Name:
Title:

Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

MIZUHO BANK, LTD.

Per:	<Signed> Deborah Cullen
Name: Deborah Cullen
Title: Director

Per:
Name:
Title:

Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	<Signed> Sophia Soofi
Name: Sophia Soofi
Title: Executive Director

Per:	<Signed> Stephen Redding
Name: Stephen Redding
Title: Managing Director
Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS

THE toronto-dominion BANK, London Branch

Per:	<Signed> Philip Bates
Name: Philip Bated
Title: MD & Head European Corporate Banking

Per:
Name:
Title:
Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

JPMORGAN CHASE BANK, N.A.

Per:	<Signed> Lisa Whatley
Name: Lisa Whatley
Title: Managing Director
Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

BANK OF MONTREAL, London Branch
Per:	<Signed> Tom Woolgar
Name: Tom Woolgar
Title: MD

Per:	<Signed> Scott Matthews
Name: Scott Matthews
Title: MD

Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

HSBC BANK plc

Per:	<Signed> Adam Mahmoud
Name: Adam Mahmoud
Title: Relationship Director, International Subsidiary Banking

Per:
Name:
Title:
Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	<Signed> Steve Holyman
Name: Steve Holyman
Title: Managing Director

Per:	<Signed> Katherine Hogg
Name: Katherine Hogg
Title: Associate Director

Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch
Per:	<Signed> Sanaa Khatri-Ahmed
Name: Sanaa Khatri-Ahmed
Title: Senior Vice-President
Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	<Signed> Gavin Virgo
Name: Gavin Virgo
Title: Vice President

Per:	<Signed> David Torrey
Name: David Torrey
Title: Managing Director

Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch

Per:	<Signed> Marc-Philip Piche
Name: Marc-Philip Piche
Title: Managing Director

Per:
Name:
Title:

Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	<Signed> Sophia Soofi
Name: Sophia Soofi
Title: Executive Director

Per:	<Signed> Stephen Redding
Name: Stephen Redding
Title: Managing Director
Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

MIZUHO BANK, LTD.

Per:	<Signed> Deborah Cullen
Name: Deborah Cullen
Title: Director

Per:
Name:
Title:

Address for Notice: [REDACTED]

Signature page to Fourth Amendment to
Second Amended and Restated Credit Agreement - Colliers

AUSTRALIAN LENDER

Signed for HSBC BANK AUSTRALIA LIMITED (ABN 48 006 434 162) by its duly appointed attorney under power of attorney in the presence of:

____<Signed> Rohan Mahajan__________
Witness Signature

___Rohan Mahajan___________________
Print Name

HSBC BANK AUSTRALIA LIMITED
__<Signed> Craig Greenwood_________________ Attorney Signature __Craig Greenwood________________________ Print Name
Address for Notice: [REDACTED]